Goodmans LLP	Barristers & Solicitors Bay Adelaide Centre - West Tower 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 Telephone: 416.979.2211 Facsimile: 416.979.1234 goodmans.ca

December 4, 2019

To: The United States Securities and Exchange Commission

Organigram Holdings Inc. (the "Company")

We refer to the Company's registration statement on Form F-10 (File No. 333-234564), filed November 6, 2019, and the Amendment No. 1 thereto, filed November 26, 2019, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated December 4, 2019 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Legal Matters and Interest of Experts”, and consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP